FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the Month of April, 2005

HANSON PLC

(Translation of registrant's name into English)

1 Grosvenor Place, London, SW1X 7JH, England

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F X      Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes         No X

April 20, 2005

Hanson PLC Annual General Meeting

Speaking today at the AGM of Hanson PLC, Alan Murray, Chief Executive, made the following comments regarding the group's trading outlook:

"The trading outlook for 2005 is in line with indications provided at the time of our February preliminary results announcements. It is still early in the construction season in most of our markets. We continue to expect our operations in our major markets of North America, UK and Australia to experience stable underlying demand in 2005 and benefit from ongoing management initiatives. Price increases are expected to recover input cost pressures and we will benefit from cost savings in both our US and UK Aggregates divisions. As a result, therefore, margin improvement should occur. Overall, we are looking forward to progress in 2005."

The following update on asbestos was also provided:

"The gross cost of asbestos for the first quarter was in line with expectation. Federal Reform for asbestos remains a difficult political process and, whilst we are supportive, we still believe the likelihood of success is 50:50 at best."

Slides, speeches and proxy votes will be available on Hanson's website www.hanson.biz from 2.30pm (BST).

Inquiries:                             Nick Swift / Carol Ann Walsh
                                               Hanson PLC
                                               Tel: +44 (0)20 7245 1245

Notes:
  Hanson is one of the world's leading heavy building materials companies. It is the largest producer of aggregates - crushed rock, sand and gravel - and one of the largest producers of concrete products, clay bricks and ready-mixed concrete in the world. Its other principal products include asphalt and concrete roof tiles and its operations are in North America, the UK, Australia, Asia Pacific and Continental Europe.
  Hanson operates an e-mail distribution service for press releases and other corporate information. Registration for this service, which includes e-mail alerts five days prior to results announcements and publication of company reports, is via its website (www.hanson.biz).
  High-resolution Hanson images are available to download from Hanson's website and from www.newscast.co.uk.

Forward-looking statements made in this press release involve risks and uncertainties that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences are set out in detail in Hanson's Annual Report and Form 20-F and include, but are not limited to, changes in economic conditions; changes in governmental policy or legislation that could effect regulatory compliance and other operating costs especially in the USA, the UK and Australia; changes in governmental policy or legislation relating to public works expenditure and housing; potential liabilities arising out of former businesses and activities; our inability to achieve success in our acquisition strategy; the competitive market in which we operate; disruption to, or increased costs of, the supply of raw materials, energy and fuel to our business; inclement weather conditions; exchange rate fluctuations; and ineffective implementation of computer software systems. Hanson undertakes no obligation to update or revise publicly such forward looking statements, whether as a result of new information, future events or otherwise.

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                                                        HANSON PLC

                                                          By:           /s/ Graham Dransfield

                                                                        Graham Dransfield
                                                                         Legal Director

Date:   April 20, 2005